EXHIBIT (a)(5)(I)

CIRCUIT CITY RECEIVES U.S. AND CANADIAN CLEARANCE FOR PROPOSED ACQUISITION

Richmond, Va., April 28, 2004—Circuit City Stores, Inc. (NYSE:CC) announced today that it has received Canadian antitrust clearance for its proposed acquisition of InterTAN, Inc. (NYSE:ITN) and that the U.S. Federal Trade Commission has determined that the transaction is not subject to premerger antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Completion of the transaction remains subject to satisfaction of other conditions, including at least a majority of the fully diluted InterTAN shares being tendered into the offer.

Circuit City announced on March 31, 2004, that the company had reached an agreement with InterTAN to acquire the consumer electronics retailer in a cash tender offer for $14 per InterTAN share. If successful, the tender offer will be followed by a merger in which the holders of the remaining outstanding shares of InterTAN stock will receive $14 per share in cash, and InterTAN will become a wholly owned subsidiary of Circuit City. Circuit City commenced the tender offer on April 13, 2004. The tender offer is scheduled to expire at 11:59 p.m., Eastern Daylight Time, on Tuesday, May 11, 2004, unless extended. The complete terms and conditions of the offer are set forth in the offer to purchase, copies of which are available by contacting the information agent, Morrow & Co., Inc., toll free at (800) 607-0088.

About Circuit City

With headquarters in Richmond, Va., Circuit City Stores, Inc. puts the customer first with high-quality service and more than 5,000 consumer electronics products available in its stores and online at www.circuitcity.com. Top-quality, low-priced products; detailed product information; and product specialists, who complete extensive online and in-store training programs, are all part of Circuit City’s promise to provide superior consumer electronics solutions to its customers. Circuit City’s store revitalization program reflects the changing needs of consumer electronics shoppers; the stores are brighter and more open; the aisles are wider; and virtually every product Circuit City sells is on the sales floor for easy customer access. Circuit City operates 602 Circuit City Superstores and five mall-based stores in 158 markets.

This press release is for informational purposes only. The solicitation of offers to buy InterTAN shares is only made pursuant to the offer to purchase and related materials that Circuit City has filed with the SEC and sent to InterTAN stockholders.

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Contact:	Bill Cimino, Director of Corporate Communications, (804) 418-8163
Jessica Simmons, Investor Relations, (804) 527-4038
Virginia Watson, Investor Relations, (804) 527-4033